EXECUTED COPY

333-7654

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P.E.

September 6, 2002

ENDESA, S.A.

(Exact name of registrant as specified in its charter)

Principe de Vergara, 187
28002 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENDESA, S.A.

TABLE OF CONTENTS

endesa

Investor Relations

Press Release

ENDESA ENTERS THE DOW JONES SUSTAINABILITY WORLD INDEX (DJSI WORLD) AND REMAINS IN THE EUROPEAN DOW JONES STOXX SUSTAINABILITY INDEX (DJSI STOXX)

New York, September 5th, 2002.- After the recent annual review of the Dow Jones sustainability indexes, ENDESA (NYSE:ELE) has been selected to join the Dow Jones Sustainability World Index (DJSI World), and has maintained its presence in the Dow Jones STOXX Sustainability Index (DJSI STOXX).

This world index includes approximately 300 companies that are leaders in their industries from 23 countries, which have been signalled as being sustainability-driven.

Last year ENDESA joined the European DJSI STOXX, created by SAM (Sustainability Asset Management) and Dow Jones, which includes 180 companies from 14 countries that are part of the Dow Jones STOXX 600 index and have implemented the sustainability principles.

These indexes are highly regarded, as they are an independent appraisal of the companies' management in the three pillars of the sustainable development: financial, environmental and social. It has to be taken into account that the components of the DJSI World are a selection of only 10% of the 2,500 companies included in the Dow Jones Global Index that are featured by their leading roles in incorporating social, environmental and financial issues into their corporate policies.

For additional information please contact Jacinto Pariente, North America Investor Relations Officer
Phone # 212 750 7200
jpariente@endesa.es

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: September 6, 2002

By: [signature]

Name: Jacinto Pariente
Title: Manager of North America
Investor Relations